                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*

                          THE HARTCOURT COMPANIES, INC
                      -------------------------------------
                                (NAME OF ISSUER)

                          $.001 PAR VALUE COMMON STOCK
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   416187 20 1
                           --------------------------
                                 (CUSIP NUMBER)

CHIU YAT KWAN, 12F, TOWER B, NEPTUNUS MASSION, NAN YOU ROAD, NAN SHAN DISTRICT,
                     SHENZHEN 518054, CHINA. (852) 97700976
      ---------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 APRIL 21, 2005
                                  -------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 416187 20 1

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ever Growth Holding Ltd.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     British Virgin Island
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES           17,142,857 shares of the Company's outstanding common stock.
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY      8.   Shared Voting Power
    EACH
  REPORTING         0
   PERSON      -----------------------------------------------------------------
    WITH       9.   Sole Dispositive Power

                    17,142,857 shares of the Company's outstanding common stock
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,481,302 (see Item 5 of this Schedule 13D)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IV

--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

The class of equity security to which this schedule applies is the common stock, $0.001 par value, of The Hartcourt Companies, Inc. (the "Company"). The Company's principal executive offices are located at 3F, 710 Changpin Road, Shanghai 200040, China.

ITEM 2.    IDENTITY AND BACKGROUND.

Ever Growth Holding Ltd. ("Ever Growth") is an investment holding company incorporated in Bristish Virgin Islands. Its business address is 12F, Tower B, Neptunus Massion, Nan You Road, Nan Shan District, ShenZhen 518054, China. Ever Growth owns beneficially more than 5% of equity securities of the Company.

During the past five years Ever Growth has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate number of shares held by the Reporting Persons is 17,142,857 shares of the Company's common stock for which an aggregate consideration of $600,000 has been paid using own working capital in making the purchase.

ITEM 4. PURPOSE OF TRANSACTION.

Ever Growth represented its intention to acquire the shares of the Company's common stock for investment only. The transaction was approved by the Board of Directors of the Company. Ever Growth presently has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Ever Growth is the beneficial owner of 17,142,857 shares of the Company's common stock, which represents 8% of the Company's issued and outstanding common stock. (Based on shares outstanding as of March 31, 2005 of 214,165,577, as disclosed in the Company's Annual Report on Form 10-KSB).

(b) Ever Growth has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the shares of the Issuer reported for him for his own benefit.

(c) Ever Growth has not engaged in any transaction in the securities of the Company during the preceding 60 days other than those transactions disclosed herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Restricted Common Stock Purchase Agreement between The Hartcourt Companies, Inc. and Ever Growth Holdings Limited dated March 25, 2005.

ITEM 8. SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Ever Growth Holdings Limited

DATED:  April 21, 2005                         /s/ CHIU YAT KWAN
                                               ----------------------------
                                               Chiu Yat Kwan, Director

Exhibit

                          THE HARTCOURT COMPANIES, INC.

                   RESTRICTED COMMON STOCK PURCHASE AGREEMENT

         This Common Stock Purchase Agreement (this "AGREEMENT") is made as of the 25th day of March, 2005 by and between THE HARTCOURT COMPANIES, INC. a company incorporated under the laws of the State of Utah in the United States (the "COMPANY") and each of the Purchasers listed on SCHEDULE I hereto (each a "PURCHASER," and together, the "PURCHASERS").

RECITALS
--------

            A. The Company and each Purchaser are executing and delivering this Agreement in reliance upon the private offering exemption under Regulation S ("REGULATION S') of the U.S. Restricted Common Stock and Exchange Commission (the "SEC") under the U.S. Securities Act of 1933, as amended (the "SECURITIES Act ").

            B. The Company desires to sell, and each Purchaser desires to purchase, upon the terms and conditions stated in this Agreement, the number of shares of the Company's Common Stock, par value $.001 per share (the "RESTRICTED COMMON STOCK") set forth beside each such Purchaser's name on Schedule I.

                                    AGREEMENT
                                    ---------

NOW, THEREFORE, the Company and the Purchasers hereby agree as follows:

         1. PURCHASE AND SALE OF RESTRICTED COMMON STOCK
         --------------------------------------------

                  1.1 SALE AND ISSUANCE OF RESTRICTED COMMON STOCK Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing that number of shares of Restricted Common Stock set forth beside such Purchaser's name on SCHEDULE I hereto at a purchase price of $0.035 per share for an aggregate purchase price set forth beside such Purchaser's name on
SCHEDULE I hereto. The Restricted Common Stock and the equity securities issuable upon conversion or exercise thereof (and the securities issuable upon conversion of such equity securities) are collectively referred to herein as the "RESTRICTED COMMON STOCK."

                  1.2   CLOSING; DELIVERY.
                        ------------------

                           (a) The purchase and sale of the Restricted Common
Stock shall take place at the offices of The Hartcourt Companies, Inc., 3F, No. 710, Chang Ping Road, Shanghai, China at 10:00 noon., on March 25th, 2005. The Purchaser shall make the payment of $600,000 on or prior to April 1st, 2005.

                           (b) At the Closing, the Purchaser shall pay the
purchase price for the Restricted Common Stock listed by such Purchaser's name on Schedule I by check or wire transfer. The Company shall deliver to Purchaser a certificate representing the Restricted Common Stock being purchased thereby.

         2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser that, except as set forth on a Schedule of Exceptions attached hereto as Exhibit A, which exceptions shall be deemed to be representations and warranties as if made hereunder, as of the date hereof:

                  2.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a corporation duly organized and validly existing under the laws of the State of Utah and has all requisite corporate power and authority to carry on its business. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its financial condition, operating results, business, operations or properties.

                  2.2 AUTHORIZATION. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization, issuance and delivery of the Restricted Common Stock has been taken or will be taken prior to the Closing, and this Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with its respective terms except
(i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

                  2.3 VALID ISSUANCE OF RESTRICTED COMMON STOCK. The Restricted Common Stock that are being issued to the Purchaser hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement and applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchaser in this Agreement, the Restricted Common Stock will be issued in compliance with all applicable federal and state securities laws. The Company covenants that neither it nor any authorized agent acting on its behalf will take any action hereafter that would cause the failure of such compliance. The securities issuable upon conversion of the Restricted Common Stock have been duly and validly reserved for issuance, and upon issuance in accordance with the terms of the Articles of Incorporation as amended by the Articles of Amendment, shall be duly and validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement and applicable federal and state securities laws and liens or encumbrances created by or imposed by the Purchaser, and will be issued in compliance with all applicable federal and state securities laws.

                  2.4 COMPLIANCE WITH OTHER INSTRUMENTS The Company is not in violation or default of any provisions of its Articles of Incorporation or Bylaws or of any material instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby or thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

         3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER Each Purchaser hereby represents and warrants severally, not jointly, to the Company that:

                  3.1 AUTHORIZATION. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

                  3.2 PURCHASE ENTIRELY FOR OWN ACCOUNT. The Restricted Common Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Restricted Common Stock. The Purchaser has not been formed for the specific purpose of acquiring the Restricted Common Stock.

                  3.3 HIGH DEGREE OF RISK; ABILITY TO BEAR RISK THE PURCHASER RECOGNIZES THAT THE RESTRICTED COMMON STOCK AS AN INVESTMENT INVOLVE A HIGH DEGREE OF RISK. The Purchaser is in a financial position to hold the Restricted Common Stock and is able to bear the economic risk and withstand a complete loss of an investment in the Restricted Common Stock.

                  3.4 PROFESSIONAL ADVICE. The Purchaser has obtained, to the extent the Purchaser deems necessary, professional advice with respect to the risks inherent in the investment in the Restricted Common Stock, the condition and business of the Company, and the suitability of the investment in the Restricted Common Stock in light of the Purchaser's financial condition and investment needs.

                  3.5 SOPHISTICATION. The Purchaser, either alone or with the assistance of the Purchaser's professional advisor, is a sophisticated investor, is able to fend for himself, herself, or itself, as applicable, in the transactions contemplated by this Agreement, and has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the prospective investment in the Restricted Common Stock.

                  3.6 SUITABILITY. The investment in the Restricted Common Stock is suitable for the Purchaser based upon Purchaser's investment objectives and financial needs, and the Purchaser has adequate net worth and means for providing for Purchaser's current financial needs and contingencies and has no need for liquidity of investment with respect to the Restricted Common Stock. The Purchaser's overall commitment to investments that are illiquid or not readily marketable is not disproportionate to the Purchaser's net worth, and an investment in the Restricted Common Stock will not cause such overall commitment to become excessive.

                  3.7 EXEMPTION RELIANCE. The Purchaser has been advised that the Restricted Common Stock are not being registered under the Securities Act, or the applicable state securities laws, but are being offered and sold pursuant to the safe harbor exemption of Regulation S, and that the Company's reliance upon such exemption is predicated in part on the Purchaser's representations contained herein. If other than an individual, the Purchaser represents that it has not been organized for the purpose of investing in the Restricted Common Stock.

                  3.8 REGULATION S REPRESENTATIONS. The Purchaser acknowledges that the Company is relying on the exemption from registration under the Securities Act pursuant to Regulation S. The Purchaser represents and warrants to the Company that (i) the Purchaser is not a "U.S. Person" and the purchase and sale of the Restricted Common Stock is being made in an "offshore transaction" as each such term is defined under Regulation S, and (ii) at all times during the purchase and sale of the Restricted Common Stock, the Purchaser is located outside the United States.

                  3.9 RESTRICTED SECURITIES. The Purchaser understands that the Restricted Common Stock has not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Restricted Common Stock are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Restricted Common Stock indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Restricted Common Stock for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Restricted Common Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

                  3.10 LEGENDS. The Purchaser understands that the Restricted Common Stock may bear one or all of the following legends:

                           (a) "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE
NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (B) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A SATISFACTORY LEGAL OPINION TO THE COMPANY NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED."

                           (b) Any legend set forth in any other agreement
entered into by the Purchaser in connection with the purchase and sale of the Company's securities.

                           (c) Any legend required by the Blue Sky laws of any
state to the extent such laws are applicable to the shares represented by the certificate so legended.

         4. CONDITIONS OF THE PURCHASER'S OBLIGATIONS AT CLOSING. The obligations of the Purchaser to the Company under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

                  4.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in Section 2 shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of Closing.

                  4.2 PERFORMANCE. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

                  4.3 QUALIFICATIONS. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Restricted Common Stock pursuant to this Agreement shall be obtained and effective as of the Closing.

         5. CONDITIONS OF THE COMPANY'S OBLIGATIONS AT CLOSING. The obligations of the Company to the Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

                  5.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Purchaser contained in Section 3 shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

                  5.2 PERFORMANCE. All covenants, agreements and conditions contained in this Agreement to be performed by the Purchaser on or prior to the Closing shall have been performed or complied with in all material respects.

                  5.3 QUALIFICATIONS. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Restricted Common Stock pursuant to this Agreement shall be obtained and effective as of the Closing.

                  5.4 PAYMENT OF PURCHASE PRICE. The Purchaser shall have paid the purchase price specified in subsection 1.1(a).

                  5.5 CONSENTS. The Company shall have obtained all necessary approvals and/or consents from shareholders and the Company's Board of Directors.

         6. TRANSFER RESTRICTIONS. In addition to any restrictions on the re-sale of the Restricted Common Stock under U.S. federal and state securities laws and the securities laws of any other applicable jurisdiction, the Purchaser covenants and agrees that such Purchaser not sell, transfer, assign, pledge, encumber or otherwise dispose of any interest (collectively, "Transfer") in the Restricted Common Stock except in compliance with the provisions of this Section 6.

                           (a) The Purchaser shall not Transfer the Restricted
Common Stock prior to the expiration of the one-year anniversary of Closing hereunder (such period, the "Distribution Compliance Period") to any U.S. Person (as such term is defined under U.S. securities laws) or for the account or benefit of a U.S. Person; and

                           (b) The disposition of the Restricted Common Stock,
if made prior to the expiration of the Distribution Compliance Period, is made pursuant to the following conditions:

                                    (i) the purchaser of the Restricted Common
Stock certifies that it is not a U.S. Person and is not acquiring the securities for the account or benefit of any U.S. Person or is a U.S. Person who purchased securities in a transaction that did not require registration under the Securities Act;

                                    (ii) the purchaser of the Restricted Common
Stock agrees to resell such securities only in accordance with the provisions of this Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such Restricted Common Stock unless in compliance with the Securities Act; and

                                    (iii) the certificate representing the
shares of Restricted Common Stock contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Securities Act.

                           (c) The Purchaser acknowledges that the Company may,
at its sole discretion, refuse to register any transfer of the Restricted Common Stock that is not made in accordance with the provisions of this Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

         7. MISCELLANEOUS.

                  7.1 SURVIVAL OF WARRANTIES. Unless otherwise set forth in this Agreement, the warranties, representations and covenants of the Company and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of one (1) year following the Closing.

                  7.2 TRANSFER; SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  7.3 GOVERNING LAW. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

                  7.4 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

                  7.5 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                  7.6 NOTICES. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, or as subsequently modified by written notice, and if to the Company, with a copy to John W. Creighton, Esq., at Preston Gates & Ellis LLP, 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104.

                  7.7 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended or waived only with the written consent of the Company and the holders of at least a majority of the Common Restricted Common Stock issued or issuable upon conversion of the Restricted Common Stock. Any amendment or waiver effected in accordance with this Section 7.8 shall be binding upon the Purchaser and each transferee of the Restricted Common Stock, each future holder of all such securities, and the Company.

                  7.8 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then
(a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

                  7.9 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

                  7.10 ENTIRE AGREEMENT. This Agreement, and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled.

[SIGNATURE PAGES FOLLOW]

         THE PURCHASER ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PURCHASER HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL. BY SIGNING BELOW THE PURCHASER REPRESENTS THAT SUCH PURCHASER HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT.

         The parties have executed this Restricted Common Stock Purchase Agreement as of the date first written above.

                                      COMPANY:

                                      THE HARTCOURT COMPANIES, INC.


                                      By:  /S/ CARRIE HARTWICK
                                           -------------------------------------
                                           Carrie Hartwick
                                           President and Chief Executive Officer

                                      Address:

                                      The Hartcourt Companies, Inc.
                                      710 Changping Road
                                      Shanghai, China  200040

                                      PURCHASER:

                                      EVER GROWTH HOLDINGS LIMITED

                                      ------------------------------------------
                                            [Print Entity's Name Here]

                                      By:   /S/ CHIU YAT KWAN
                                            ------------------------------------
                                            [Sign Here]

                                      Name: CHIU YAT KWAN
                                            ------------------------------------
                                            [Print Name Here]

                                      Title: DIRECTOR
                                             -----------------------------------
                                             [Print Title Here]

                                      Address: 12 F, Tower B, Neptunus Massion,
                                               ---------------------------------
                                               Nan You Road, Nan Shan
                                               ---------------------------------
                                               District, SHENZHEN, China
                                               ---------------------------------

                                      Phone: 00852-97700976
                                             -----------------------------------

                                      Fax.:
                                                --------------------------------

                                      E-mail Address:
                                                      --------------------------

                                      SSN/FEIN/Tax ID #:
                                                         -----------------------

                                   SCHEDULE I


                                    NUMBER OF SHARES OF                TOTAL
PURCHASER                         RESTRICTED COMMON STOCK          CONSIDERATION
---------                         -----------------------          -------------
EVER GROWTH HOLDINGS LTD               17,142,857                    $600,000